



New York Stock Exchange
11 Wall Street
New York, NY 10005

April 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of TIMOTHY PLAN, under the Exchange Act of 1934.

- Timothy Plan US Large Cap Core ETF
- Timothy Plan High Dividend Stock ETF

Sincerely,